Teradata Corporation

1700 S. Patterson Boulevard

Dayton, OH 45479

July 13, 2007

Mr. Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Teradata Corporation

Amendment No. 1 to Form 10

Filed July 2, 2007

File No. 001-33458

Dear Mr. Kronforst,

Thank you for your comment letter dated July 6, 2007 (the “Comment Letter”). We are interested in continuing to enhance our disclosures and, with that objective, have considered the Commission’s comments. Set forth below is response of the Teradata Corporation (the “Company”) to the Staff’s comments based on its review of Teradata’s Amendment No. 1 to the Form 10 filed on July 2, 2007 (File No. 001-33458). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. Please do not hesitate to contact me if there are any comments or questions concerning our responses or if we can be of further assistance.

Form 10

Financial Statements

Statements of Income, page F-3

1.	Your response to prior comment number 6 indicates that revenue from subscription agreements is classified as product revenue. Please explain your basis for classifying these revenues as product revenue when you account for them as post-contract customer support. As part of your response, tell us how these deliverables differ from maintenance support services.

Response:

As we previously disclosed, our agreements to provide software subscriptions are accounted for as postcontract customer support (“PCS”) as defined by SOP 97-2 as they provide our customers with rights to receive unspecified when-and-if-available software upgrades or enhancements. Software subscriptions do not include any other rights, such as additional software products, on-site technical support, hardware repairs, or software bug fixes. Teradata does not guarantee that any upgrades will be made available during the term of the subscription arrangement and the customer is responsible for installing any and all upgrades provided under such arrangement. Upgrades or enhancements included in the subscription arrangement are those that are made commercially available. Maintenance support services, which are provided under a separate written arrangement for an additional fee to the customer, are also accounted for as PCS, and include services such as remote and on-site technical support, hardware repairs, and software bug fixes. Maintenance support services do not include rights to unspecified software upgrades or enhancements.

We classify sales of software in the “Product revenue” caption in the Statement of Income. Because our software subscriptions involve the delivery of unspecified software upgrades, we also classify revenue from software subscriptions as “Product revenue”. Revenue from our maintenance support services arrangements is classified as “Service revenue.”

Note 1. Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-8

2.	Tell us more about your subscription services and how you apply paragraph 12 of SOP 97-2. As part of your response, describe any other elements and explain, in detail, how you arrived at your conclusions for recognizing this revenue.

Response:

As noted in our response to Comment #1 above, we provide postcontract customer support (“PCS”) in two separate arrangements: software subscriptions and maintenance support services agreements. Our subscription arrangements provide customers rights to unspecified when-and-if-available software upgrades or enhancements. Our maintenance support services arrangements include remote and on-site technical support, hardware repairs, and software bug fixes. Both of these elements are accounted for as PCS as defined by SOP 97-2. Our proprietary database software is almost always sold with non-essential hardware, software subscriptions and/or maintenance support services arrangements and, in some instances, professional services. Professional services include installation, training, back up/recovery, and other consulting services, which do not involve significant production, modification, or customization of database software. Because our database software has rarely been sold on a stand alone basis, we do not have sufficient vendor-specific objective evidence of fair value (“VSOE”) of our database software, which is typically delivered upfront with the hardware element. However, because software subscriptions, maintenance support services and professional services are sold separately (including renewals), we have VSOE of fair value for each of these elements. Upon delivery of the database software and hardware, undelivered elements are generally software subscriptions, maintenance support services and/or, in some instances, professional services. Accordingly, we recognize revenue for the software and hardware delivered elements using the residual method pursuant to paragraph 12 of SOP 97-2. Pursuant to the residual method, the total fair value of the undelivered elements, as indicated by VSOE, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. Software subscriptions and maintenance support services revenues are recognized ratably over the term of the respective arrangements. Professional services revenue is recognized as the services are rendered.

Please do not hesitate to contact me if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Michael Koehler
Michael Koehler
President and Chief Executive Officer
Teradata Corporation
770-623-7735

cc:	NCR Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
James M. Ringler, NCR Chairman of the Board of Directors
William R. Nuti, NCR President and Chief Executive Officer
Robert Fishman, NCR Vice President and Interim Chief Financial Officer